Exhibit 2.4
AMENDMENT TO STOCK PURCHASE AGREEMENT
     THIS AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is effective as of January 30, 2007, by and among (i) SM&A, a Delaware corporation (“Buyer”), (ii) Project Planning, Incorporated, a Massachusetts corporation (the “Company”), and (iii) Richard Bowe (the “Shareholder”).  Buyer, the Company, and the Shareholder are sometimes individually referred to as a “Party,” and collectively as the “Parties.” All initially capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Stock Purchase Agreement (as defined below).
RECITALS
     WHEREAS, on January 30, 2007, the Parties entered into a Stock Purchase Agreement, pursuant to which Buyer acquired from the Shareholder all of the issued and outstanding capital stock of the Company (the “Shares”), for total consideration valued at approximately $6.7 million, including $4.5 million in cash (the “Stock Purchase Agreement”);
     WHEREAS, Section 1.7 of the Stock Purchase Agreement, as originally executed, states that the Shareholder was entitled to receive additional consideration (“Earn-Out Consideration”) for the Shares based on: (i) the employment of Richard Bowe (“Bowe”) by the Company or the Buyer and (ii) the Annual Revenue of the Buyer during each of the three consecutive twelve-month periods following the Closing Date;
     WHEREAS, it was the intent and agreement of the Parties at the time that the Stock Purchase Agreement was entered into that the Earn-Out Consideration be based solely upon Annual Revenue and not on the employment of Bowe;
     WHEREAS, the parties desire to amend the Stock Purchase Agreement in order to correct certain provisions therein to accurately reflect their intent and agreement with respect to the payment of the Earn-Out Consideration;
     NOW THEREFORE, in consideration of the above recitals, and of the mutual covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the parties hereto, the parties agree as follows:
AGREEMENT
     1. Amendments to the Stock Purchase Agreement.
          (a) Section 1.7(c) (including the subsections thereof) shall be deleted in its entirety and replaced with the phrase “[Intentionally deleted.]”

          (b) The introductory clause of Section 1.7(d) shall be amended in its entirety to read as follows: “For purposes of calculating the Earn-Out Consideration, the following terms shall have the following meanings:”
     2. No Other Provisions Amended. All other provisions of the Stock Purchase Agreement not specifically amended by this Amendment shall remain in full force and effect.
     3. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     4. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
     5. Governing Law. This Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware without regard to the conflict of law principles thereof.
[Signature Page Follows]

          IN WITNESS WHEREOF, each of the Parties has duly executed this Amendment, or caused this Amendment to be duly executed on its behalf, as of this 8 day of May, 2008.

“BUYER”:

SM&A, a Delaware corporation

By:	/s/ James R. Eckstaedt
Name:	James R. Eckstaedt
Title:	Executive Vice President Finance, Chief Financial Officer

“COMPANY”:

PROJECT PLANNING, INCORPORATED, a Massachusetts corporation

By:	/s/ Richard Bowe

Name: Title:	Richard Bowe President

“SHAREHOLDER”:

By:	/s/ Richard Bowe

Name:	Richard Bowe

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